Lips Co. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Lips Co - New

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	0.00
Reliabl WF CHK X7979	11,526.99
Silicon Valley Bank Chk x6390	-83.00
Temporary Holding due to SVB closure	0.00
WF Chk x4262	0.00
WF Sav x7346	0.00
Total Bank Accounts	**$11,443.99**
Other Current Assets	
Due from Shareholder	94,612.43
Equidad Inc	1,500.00
Inventory	0.00
Total Other Current Assets	**$96,112.43**
Total Current Assets	**$107,556.42**
Other Assets	
Web Development	23,500.00
Total Other Assets	**$23,500.00**
TOTAL ASSETS	**$131,056.42**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Due to Shareholder	102,873.10
Main Street	0.00
Total Other Current Liabilities	**$102,873.10**
Total Current Liabilities	**$102,873.10**
Long-Term Liabilities	
Bridgette Ridgeway	10,000.00
Lucy Postins	50,000.00
Mark Bevand	10,000.00
Strata Trust	25,000.00
WeFunder	82,005.12
Total Long-Term Liabilities	**$177,005.12**
Total Liabilities	**$279,878.22**
Equity	
Additional Paid-In Capital	1,500.00
Common Stock	100.00
Opening Balance Equity	4,387.32

Lips Co - New

Balance Sheet

As of December 31, 2023

	TOTAL
Retained Earnings	-119,355.70
Net Income	-35,453.42
Total Equity	**$ -148,821.80**
TOTAL LIABILITIES AND EQUITY	**$131,056.42**

Reliabl

Balance Sheet
As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	0.00
Reliabl WF CHK X7979	61,001.07
Silicon Valley Bank Chk x6390	-53.00
Temporary Holding due to SVB closure	0.00
WF Chk x4262	0.00
WF Sav x7346	0.00
Total Bank Accounts	**$60,948.07**
Other Current Assets	
Due from Shareholder	118,906.95
Equidad Inc	1,500.00
Inventory	0.00
Total Other Current Assets	**$120,406.95**
Total Current Assets	**$181,355.02**
Other Assets	
Web Development	23,500.00
Total Other Assets	**$23,500.00**
TOTAL ASSETS	**$204,855.02**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Wells Fargo MasterCard	9,440.15
Total Credit Cards	**$9,440.15**
Other Current Liabilities	
Direct Deposit Payable	0.00
Due to Shareholder	118,723.10
Main Street	0.00
Payroll Liabilities	
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/943/944)	0.00
Federal Unemployment (940)	42.00
Total Payroll Liabilities	**42.00**
Total Other Current Liabilities	**$118,765.10**
Total Current Liabilities	**$128,205.25**

Reliabl

Balance Sheet

As of December 31, 2024

	TOTAL
Long-Term Liabilities	
Bhuva Shakti	10,000.00
Bridgette Ridgeway	10,000.00
Lucy Postins	50,000.00
Marcia W Brown	10,000.00
Mark Bevand	10,000.00
New Media Ventures (Impact Assets)	75,000.00
Strata Trust	25,000.00
Techstars Accelerator (1)	20,000.00
Techstars Accelerator (2)	100,000.00
WeFunder	82,005.12
Total Long-Term Liabilities	**$392,005.12**
Total Liabilities	**$520,210.37**
Equity	
Additional Paid-In Capital	1,500.00
Common Stock	100.00
Opening Balance Equity	-1,768.23
Retained Earnings	-154,780.14
Net Income	-160,406.98
Total Equity	**$ -315,355.35**
TOTAL LIABILITIES AND EQUITY	**$204,855.02**

Reliabl

Profit and Loss

January - December 2024

	TOTAL
Income	
Venmo Sales	140.13
Total Income	**$140.13**
Cost of Goods Sold	
Merchant Fees	
Squarespace Fees	1.02
Total Merchant Fees	**1.02**
Shipping	346.91
Total Cost of Goods Sold	**$347.93**
GROSS PROFIT	**$ -207.80**
Expenses	
Advertising & Marketing	3,309.09
Contractors	57,973.50
Payroll Expenses	
Taxes	9,995.59
Wages	32,499.99
Total Payroll Expenses	**42,495.58**
Software Subscriptions	14,145.65
Total Expenses	**$117,923.82**
NET OPERATING INCOME	**$ -118,131.62**
Other Expenses	
Automobile Expenses	106.11
Bank Charge & Fees	724.00
Continuing Education	1,511.55
Donation	49.40
Legal & Professional	6,592.00
Meals & Entertainment	359.35
Office Expense	1,632.23
Taxes & Licenses	2,473.00
Travel	28,827.72
Total Other Expenses	**$42,275.36**
NET OTHER INCOME	**$ -42,275.36**
NET INCOME	**$ -160,406.98**

Reliabl

Profit and Loss

January - December 2023

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Shipping	29.79
Total Cost of Goods Sold	**$29.79**
GROSS PROFIT	**$ -29.79**
Expenses	
Advertising & Marketing	4,494.40
Contractors	19,046.01
Software Subscriptions	1,553.56
Total Expenses	**$25,093.97**
NET OPERATING INCOME	**$ -25,123.76**
Other Expenses	
Automobile Expenses	118.71
Bank Charge & Fees	303.00
Continuing Education	474.80
Donation	30.00
Legal & Professional	5,153.50
Meals & Entertainment	139.59
Office Expense	652.40
Taxes & Licenses	450.00
Travel	3,007.66
Total Other Expenses	**$10,329.66**
NET OTHER INCOME	**$ -10,329.66**
NET INCOME	**$ -35,453.42**

Lips Co - New

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-35,453.42
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due from Shareholder	-35,562.98
Equidad Inc	-1,500.00
Due to Shareholder	16,405.00
Main Street	-7,165.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-27,822.98**
Net cash provided by operating activities	**$ -63,276.40**
FINANCING ACTIVITIES	
Bridgette Ridgeway	10,000.00
Strata Trust	25,000.00
Opening Balance Equity	7,165.00
Net cash provided by financing activities	**$42,165.00**
NET CASH INCREASE FOR PERIOD	**$ -21,111.40**
Cash at beginning of period	32,555.39
CASH AT END OF PERIOD	**$11,443.99**

Reliabl

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-160,406.98
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due from Shareholder	-24,294.52
Wells Fargo MasterCard	9,440.15
Direct Deposit Payable	0.00
Due to Shareholder	15,850.00
Payroll Liabilities:CA PIT / SDI	0.00
Payroll Liabilities:CA SUI / ETT	0.00
Payroll Liabilities:Federal Taxes (941/943/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	42.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,037.63**
Net cash provided by operating activities	**$ -159,369.35**
FINANCING ACTIVITIES	
Bhuva Shakti	10,000.00
Marcia W Brown	10,000.00
New Media Ventures (Impact Assets)	75,000.00
Techstars Accelerator (1)	20,000.00
Techstars Accelerator (2)	100,000.00
Opening Balance Equity	-6,155.55
Net cash provided by financing activities	**$208,844.45**
NET CASH INCREASE FOR PERIOD	**$49,475.10**
Cash at beginning of period	11,472.97
CASH AT END OF PERIOD	**$60,948.07**

Lips Co.
Statement of Changes in Equity

Accounts	2024	2023
Opening Balance of Stockholders' Equity	(148,821.80)	(113,368.38)*
Net Income (Loss)	(160,406.98)	(35,453.42)
Issuance of Common Stock / Capital Contributions	—	1,500.00
Other Adjustments (Opening Balance Equity / Prior Period Entries)	(6,126.57)	(1,500.00)
Closing Balance of Stockholders' Equity	**(315,355.35)**	**(148,821.80)**

Lips Co.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Lips Co. (the "Company") is a corporation organized in July 2019 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.